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                                                                      EXHIBIT 6
                        SHELTER COMPONENTS CORPORATION
                               2831 DEXTER DRIVE
                            ELKHART, INDIANA 46514

                                                               October 28, 1997

To Our Shareholders:

  On behalf of the Board of Directors of Shelter, I am pleased to inform you that Shelter has entered into an Agreement and Plan of Merger with Kevco, Inc. Pursuant to this agreement, Kevco has today commenced a cash tender offer to purchase all of the outstanding shares of the common stock of Shelter at $17.50 per share in cash. Shelter's directors and executive officers have agreed to tender to Kevco 1,091,113 shares owned by them which as of the date hereof, equals approximately 14% of Shelter's outstanding shares.

  Subject to certain conditions specified in the merger agreement, including that there has been no material adverse change in Shelter since September 30, 1997, the offer will be followed by a merger in which any remaining Shelter shares not tendered will be converted into the right to receive $17.50 in cash.

  In the opinion of the Board of Directors, the offer and merger are in the best interests of Shelter and its shareholders and are fair to the shareholders. The Board of Directors has therefore approved the offer and merger and recommends that the shareholders of Shelter accept the offer and tender their shares pursuant to the offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of SBC Warburg Dillon Read Inc., Shelter's financial advisor, that, as of the date of such opinion, the $17.50 per share to be offered to the shareholders of Shelter in connection with the offer and the merger is fair, from a financial point of view, to such shareholders. A copy of such opinion is set forth in full as Annex A to the attached Schedule 14D-9, and you are urged to read the opinion in its entirety.

  In addition to the attached Schedule 14D-9, also enclosed is Kevco's Offer to Purchase dated October 28, 1997, together with related materials, including a Letter of Transmittal, to be used in tendering your shares in the offer. These documents state the terms and conditions of the offer and the merger and provide instructions as to how to tender your shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the offer.

  I appreciate very much the opportunity I have had to serve as the chief executive officer of Shelter. I hope you are as pleased as I am that your investment in Shelter has led to the opportunity afforded by the Kevco offer.

                                          Shelter Components Corporation
                                          /s/ Larry D. Renbarger
                                          Larry D. Renbarger
                                          Chief Executive Officer